PACIFIC BOOKER MINERALS INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)
For the three month period ended October 31, 2009
page 1 of 6 pages

Dated December 14, 2009

The selected financial information set out below and certain comments which follow are based on and derived from the interim financial statements of Pacific Booker Minerals Inc. (the "Company" or "Pacific Booker" or “PBM”) for the nine months ended October 31, 2009 and from the audited financial statements of Pacific Booker for the year ended January 31, 2009 and should be read in conjunction with them.  Additional information relating to the Company is available on SEDAR at www.sedar.com.

Overview

Pacific Booker Minerals Inc. is a Canadian natural resource exploration company which is in the advanced stage of development of the Morrison deposit, a porphyry copper/gold/molybdenum ore body, located 35 km east of Granisle, BC and situated within the Babine Lake Porphyry Copper Belt.  The Company is proposing an open-pit mining and milling operation for the production of copper/gold concentrate.  The Company is a reporting issuer in Alberta and British Columbia and trades on the TSX Venture Exchange under the symbol BKM and on the NYSE Amex Stock Exchange under the symbol PBM.

Overall Performance
On September 28, 2009, the Company announced the completion of the Environmental Assessment on the 100% owned Morrison Copper Gold Project.

The Environmental Assessment Certificate is required to apply for the various Licenses and Permits required for the construction, operation, decommissioning and reclamation of the proposed 30,000 tonnes/day open-pit mine (over a projected mine life of 21 years) at the Morrison property.

The Environmental Assessment was completed by Rescan Environmental Services Ltd. over a 40 month period.

On September 29, 2009, the Company submitted an Application for an Environmental Assessment Certificate to the BC Environmental Assessment Office.  The Application was evaluated to determine if the Application addressed all the items identified in the Application Terms of Reference.  After initial screening a list of clarifications and additional information requirements were identified prior to the Application being accepted for review.

Pacific Booker Minerals Inc. is proceeding to address these requirements promptly.

On October 22, 2009, the Company announced that the legal proceeding against the former Chief, Betty Patrick and the Lake Babine Nation has been discontinued by the Company.

The Company had submitted, late in December 2008, a Statement of Claim against the Lake Babine Nation in response to the October 14, 2008 unexpected, damaging and allegedly defamatory press release by Chief Betty Patrick of the Lake Babine Nation (“LBN”).  This press release was distributed to a wide array of investment and media outlets on the internet.  PBM requested a public retraction of the press release but no response was received from the LBN.  The PBM board of directors has a fiduciary duty to its investors and shareholders to protect the company against defamatory and damaging statements.

Lake Babine Nation, located northwest of Prince George, is one of the largest First Nation communities in British Columbia with a population which includes the communities of Fort Babine, Old Fort, Tachet, Donald’s Landing/Pinkut and Woyenne.

The Company is looking forward to the opportunity to start fresh in a spirit of co-operation with the newly elected Chief, Wilf Adam and the council of the Lake Babine Nation.

Selected Annual Information

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with Canadian generally accepted accounting principles.  The figures reported are all in Canadian dollars.

The following table shows the total revenue (interest income), the loss from our financial statements, total assets, and total long term liabilities for each of the three most recently completed financial years.

For the year ended	Total Assets	Total Long-term Liabilities	Total Revenue	Net Loss
				Total	Per Share
January 31, 2007	$ 18,677,491	$ -	$ 139,136	$ 1,365,664	$ 0.17
January 31, 2008	$ 23,455,303	$ -	$ 209,308	$ 2,221,907	$ 0.23
January 31, 2009	$ 29,766,070	$ -	$ 173,848	$ 2,229,730	$ 0.20

Results of Operations

The largest dollar amount on the income statement is the recording of the stock-based compensation expense and the offsetting contributed surplus in equity.  This calculation creates a cost of granting options to the employees, consultants and directors.  The cost is added to our administration expenses with the corresponding increase in the Company’s equity.  Due to this item on our statement of operations, the loss for the nine month period was $1,024,835 larger than it would have been without the stock compensation expense.

If the stock-based compensation expense amounts were removed from the operating loss, the loss would show as $747,535, an increase of $294,638 over the same period in the previous fiscal year.  The largest amount difference was a decrease in the amount gained on foreign exchange (a gain of $9,559 versus a gain in the same period of the previous year of $218,994) for an increase in the loss in the amount of $209,435.  The next largest amount was in interest income (a decrease in income for the period in the amount of $127,156) due to the decrease in the prime interest rates paid by the bank and the reduced amount of cash held.  The next large amount change was a decrease in Professional fees in the amount of $60,336, due to the reduction in legal time required.  The next largest increase was in shareholder information and promotion in the amount of $28,378, due to increased activity in potential investor communications.   Travel expenses were lower during this period by $29,979 when compared to the same period last fiscal year as fewer trips to the US were required.  Wages and benefits are also a little higher by $14,195 when compared to the same period in the previous fiscal year, due to an increase in administration staff and benefit costs associated with the exercise of options.

During the third quarter of the year, the Company incurred $696,822 in exploration & development expenditures on the Morrison property compared to $1,616,158 exploration & development expenditures in the same quarter of the previous fiscal year.  Please see Note 6 in the interim financial statements for expenditures by item and area.

During the third quarter of both this year and last, the Company did not announce or complete any private placements or grant any options.  During the third quarter of this fiscal year, the Company issued 240,000 common shares on exercise of options for total proceeds of $928,800 and a reclassification of Contributed surplus to capital stock in the amount of $302,363.  During the same quarter of the previous year, the Company issued 242,500 common shares on exercise of warrants from subscriptions received prior to July 31st, for total proceeds of $1,455,000.

Summary of Quarterly Results

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with Canadian generally accepted accounting principles.  The figures reported are all in Canadian dollars.  US dollar amounts held as US dollars are converted into Canadian dollars at current exchange rates until actually converted into Canadian dollars, at which time the actual amount received is recorded.  Any gains or losses from the exchange of currencies are reported on the Statement of Operations for the company in the current period.

The following table shows the total revenue (interest income), the loss from our financial statements (cost of Administration expenses, etc) before any unusual items, and the total loss and loss per share for each three month period for the last eight quarters.  The second table following shows the same items on an accumulating basis per fiscal year.

for the three months ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
January 31, 2008	$ 58,364	$ 591,619	$ 533,255	$ 0.05
April 30, 2008	$ 45,812	$ 577,356	$ 531,544	$ 0.05
July 31, 2008	$ 43,582	$ 544,623	$ 679,829	$ 0.06
October 31, 2008	$ 52,672	$ 585,628	$ 532,596	$ 0.05
January 31, 2009	$ 31,782	$ 517,183	$ 485,401	$ 0.04
April 30, 2009	$ 9,102	$ 734,527	$ 725,425	$ 0.06
July 31, 2009	$ 3,934	$ 537,878	$ 533,944	$ 0.05
October 31, 2009	$ 1,874	$ 514,875	$ 513,001	$ 0.05

For the period ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
for the year ended January 31, 2008	$ 209,308	$ 2,431,215	$ 2,221,907	$ 0.23
for the three month period ended April 30, 2008	$ 45,812	$ 577,356	$ 531,544	$ 0.05
for the six month period ended July 31, 2008	$ 89,394	$ 1,300,767	$ 1,211,373	$ 0.11
for the nine month period ended October 31, 2008	$ 142,066	$ 1,886,395	$ 1,744,329	$ 0.16
for the year ended January 31, 2009	$ 173,848	$ 2,403,578	$ 2,229,730	$ 0.20
for the three month period ended April 30, 2009	$ 9,102	$ 734,527	$ 725,425	$ 0.06
for the six month period ended July 31, 2009	$ 13,036	$ 1,272,405	$ 1,259,369	$ 0.11
for the nine month period ended October 31, 2009	$ 14,910	$ 1,787,280	$ 1,772,370	$ 0.16

Liquidity

The Company currently does not have a producing mineral property.  The Company’s only source of funds has been from sale of common shares, some interest revenue from cash on hand, and reclamation bond interest.  The exploration and development of mineral deposits involve significant risks including commodity prices, project financing, permits and licenses from various agencies in the Province of British Columbia and local political and economic developments.

The Company’s financial instruments consist of cash, receivables, reclamation deposits, accounts payable and accrued liabilities and amounts owing to related parties.  It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.

At the end of the fiscal 2009, the Company reported a net loss of $2,229,730 ($0.20 per share), compared to a net loss of $2,221,907 ($0.23 per share) for the year ended January 31, 2008.

Cash held at the end of the period was sufficient to meet our current liabilities.

Pacific Booker has a lease for the rental premise in which the Company’s head office operates.  It is a standard rental lease which expires in October 2010.  Pacific Booker had a lease for a vehicle.  It was a standard vehicle lease with the final payment due in September 2009.  Details on the financial obligations are detailed in our annual financial statements (Note 12).

Off-Balance Sheet Arrangements

The Company has one off Balance Sheet arrangement with Xstrata LLP for 250,000 shares to be issued on commencement of commercial production on the Morrison property.  The details on this transaction are disclosed in our annual financial statements (Note 5).

Proposed Transactions
The Company does not have any proposed transactions planned, with the exception of continued funding arrangements.

Accounting Estimates and changes in policies
The Company has detailed its significant accounting policies in Note 2 and in Note 18 (re: US versus Canadian GAAP) of the annual financial statements.

Issuer’s disclosure controls and procedures

The Company has procedures that we believe provide reasonable assurance that material information is made known to the individuals preparing the filings by others within the Company, particularly during the period in which the annual filings are being prepared.  The Company has controls in place over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Canadian and US GAAP; and the Company has evaluated the effectiveness of it’s disclosure controls and procedures as of the end of the period covered by the annual filings.  We hereby disclose our conclusion that the disclosure controls and procedures are effective.

Forward Looking Statements

This discussion may include forward-looking statements respecting the Company’s strategies.  By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results.  Actual future results may differ materially from those assumed or described in such statements as a result of the impact of issues, risks and uncertainties, which the Company may not be able to control.  The reader is therefore cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any intention or obligation to update or revise these forward-looking statements.

Related Party Transactions

Payments were made or incurred to 3 current company directors for services provided in the course of normal business operations.  Specifically, to 2 directors for shareholder relations and financing, and to another director for services related to project management.  Payment was also made to an officer of the Company for accounting and management services.  Fees for these services amounted to $97,305 in the third quarter of the year compared to $103,570 for the corresponding period in the previous fiscal year.

Also, payments were made to our independent directors for attendance at board and committee meetings.  Fees for this amounted to $2,000 for the current period as compared to $2,000 for the same period in the previous year.

Outlook for 2009/10
The Company and its consultants continue to work to clarify and provide the additional information required by the BCEAO in order for the Application to be accepted for Review.

Once Application is accepted for Review and in anticipation of issuance of an Environmental Assessment Certificate, the Company intends to pursue the following activities:
• Finalize our contracting strategy for Pre-production;
• Tender Pre-Production Contracts (EPCM or EPC);
• Procurement including ordering long lead time items (ie HPGR, Ball Mills, etc);
• Detailed Engineering and Design; and
• Site Engineering Survey.

Upon issuance of an Environmental Assessment Certificate, the Company will also proceed with the following activities:
• Construction of new 24.7 km 138 kV overhead power line from the existing former Bell mine site to the proposed Morrison Mine Site substation;
• Clearing of timber from the tailings storage facility, plant site, waste storage dump, on-site road corridors, on-site pipeline and power line corridors; and
• On-site road construction between existing Forest Service Road and proposed Plant Site.

Disclosure of outstanding share data

Details of our share transactions for the period and a listing of our outstanding options and warrants can be found in Note 8 of our interim financial statements.

Subsequent to the end of the period, no share transactions were made.

Additional Disclosure for Venture Issuers

Mineral Property Interests
The following tables show the cost (write off) of acquisition payments by claim for each of the last eight quarters.

	Morrison	Total
As at October 31, 2007	4,832,500	4,832,500
to January 31, 2008	-	-
As at January 31, 2008	4,832,500	4,832,500
to April 30, 2008	-	-
to July 31, 2008	-	-
to October 31, 2008	-	-
to January 31, 2009	-	-
As at January 31, 2009	4,832,500	4,832,500
to April 30, 2009	-	-
to July 31, 2009	-	-
to October 31, 2009	-	-
As at October 31, 2009	4,832,500	4,832,500

Deferred Exploration & Development expenditures
The table following shows the exploration expenditures or (write-offs) for each of the last eight quarters on a per claim basis.

	Morrison	Grants/Tax Credits	Total
As at October 31, 2007	12,703,915	(859,434)	11,844,481
to January 31, 2008	948,131	-	948,131
As at January 31, 2008	13,652,046	(859,434)	12,792,612
to April 30, 2008	800,691	-	800,691
to July 31, 2008	922,339	-	922,339
to October 31, 2008	1,616,158	-	1,616,158
to January 31, 2009	1,474,630	-	1,474,630
As at January 31, 2009	18,465,864	(859,434)	17,606,430
to April 30, 2009	1,084,677	-	1,084,677
to July 31, 2009	926,182	-	926,182
to October 31, 2009	696,822	-	696,822
As at October 31, 2009	21,173,545	(859,434)	20,314,111

Equity

The table following shows the change in capital stock, share subscriptions held (or applied to stock purchase), and net general and administration expenses for each three month period  and the accumulated operating deficit and total equity for the last eight quarters.

	Capital Stock	Subscriptions Held	Contributed Surplus	Operating Loss	Deficit ending	Total Equity
As at October 31, 2007	36,083,746	47,000	2,063,325	1,688,652	16,792,505	21,401,566
to January 31, 2008	1,711,268	(47,000)	305,097	533,255	17,325,760	22,837,676
As at January 31, 2008	37,795,014	-	2,368,422	2,221,907	17,325,760	22,837,676
to April 30, 2008	3,594,477	-	326,827	531,544	17,857,304	26,227,436
to July 31, 2008	1,413,594	1,455,000	455,624	679,829	18,537,133	28,871,825
to October 31, 2008	1,455,000	(1,455,000)	428,622	532,956	19,070,089	28,767,491
to January 31, 2009	-	-	446,693	485,401	19,555,490	28,728,783
As at January 31, 2009	44,258,085	-	4,026,188	2,229,730	19,555,490	28,728,783
to April 30, 2009	-	-	444,410	725,425	20,280,915	28,447,768
to July 31, 2009	-	-	290,213	533,944	20,814,859	28,204,037
to October 31, 2009	1,231,163	-	(12,151)	513,001	21,327,860	28,910,048
As at October 31, 2009	45,489,248	-	4,748,660	1,772,370	21,327,860	28,910,048